Exhibit 99.1

Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

As at	June 30, 2012	December 31, 2011

ASSETS
Current assets
Cash	$312,466	$7,847
Trade and other receivables	189,997	206,951
Crude oil inventory	737	898
Financial derivatives (note 15)	33,858	10,879
	537,058	226,575
Non-current assets
Deferred income tax asset	-	10,133
Financial derivatives (note 15)	427	180
Exploration and evaluation assets (note 3)	114,213	129,774
Oil and gas properties (note 4)	2,013,228	2,032,160
Other plant and equipment	30,321	25,233
Goodwill	37,755	37,755
	$2,733,002	$2,461,810

LIABILITIES
Current liabilities
Trade and other payables	$215,666	$225,831
Dividends payable to shareholders	26,381	25,936
Financial derivatives (note 15)	8,499	25,205
	250,546	276,972
Non-current liabilities
Bank loan (note 5)	396,207	311,960
Long-term debt (note 6)	298,362	297,731
Asset retirement obligations (note 7)	265,922	260,411
Deferred income tax liability	176,011	93,217
Financial derivatives (note 15)	12,949	14,785
	1,399,997	1,255,076

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 8)	1,778,235	1,680,184
Contributed surplus	69,403	85,716
Accumulated other comprehensive loss	(1,978)	(3,546)
Deficit	(512,655)	(555,620)
	1,333,005	1,206,734
	$2,733,002	$2,461,810

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per common share amounts) (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011

Revenues, net of royalties (note 12)	$238,228	$285,740	$528,589	$527,253

Expenses
Exploration and evaluation	4,467	3,351	6,930	6,817
Production and operating	56,967	50,189	115,254	97,665
Transportation and blending	47,790	67,518	109,527	131,678
General and administrative	11,137	8,689	22,325	19,819
Share-based compensation (note 9)	12,345	7,354	19,201	15,336
Financing costs (note 13)	11,794	12,793	22,093	23,355
(Gain) loss on financial derivatives (note 15)	(57,864)	(41,225)	(46,522)	3,658
Foreign exchange loss (gain) (note 14)	6,880	(4,006)	2,012	(7,936)
Gain on divestiture of oil and gas properties (note 4)	(175,406)	-	(175,406)	-
Depletion and depreciation	70,581	56,469	142,892	113,113
	(11,309)	161,132	218,306	403,505
Net income before income taxes	249,537	124,608	310,283	123,748
Income tax expense (note 11)
Current income tax expense	16,664	-	16,664	-
Deferred income tax expense	75,593	17,745	93,381	15,935
	92,257	17,745	110,045	15,935
Net income attributable to shareholders	$157,280	$106,863	$200,238	$107,813

Other comprehensive income (loss)
Foreign currency translation adjustment	6,954	(1,650)	1,568	(6,648)
Comprehensive income	$164,234	$105,213	$201,806	$101,165

Net income per common share (note 10)
Basic	$1.32	$0.92	$1.68	$0.94
Diluted	$1.30	$0.90	$1.66	$0.91

Weighted average common shares (note 10)
Basic	119,387	115,596	118,975	115,006
Diluted	120,991	118,481	120,839	118,116

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at December 31, 2010	$1,484,335	$129,129	$(10,323)	$(492,005)	$1,111,136
Dividends to shareholders	-	-	-	(138,218)	(138,218)
Exercise of share rights	76,002	(47,522)	-	-	28,480
Share-based compensation	-	15,336	-	-	15,336
Issued pursuant to dividend reinvestment plan	33,738	-	-	-	33,738
Comprehensive income (loss) for the period	-	-	(6,648)	107,813	101,165
Balance at June 30, 2011	$1,594,075	$96,943	$(16,971)	$(522,410)	$1,151,637
Balance at December 31, 2011	$1,680,184	$85,716	$(3,546)	$(555,620)	$1,206,734
Dividends to shareholders	-	-	-	(157,273)	(157,273)
Exercise of share rights	36,492	(21,428)	-	-	15,064
Vesting of share awards	14,086	(14,086)	-	-	-
Share-based compensation	-	19,201	-	-	19,201
Issued pursuant to dividend reinvestment plan	47,473	-	-	-	47,473
Comprehensive income (loss) for the period	-	-	1,568	200,238	201,806
Balance at June 30, 2012	$1,778,235	$69,403	$(1,978)	$(512,655)	$1,333,005

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011

CASH PROVIDED BY (USED IN):
Operating activities
Net income for the period	$157,280	$106,863	$200,238	$107,813
Adjustments for:
Share-based compensation (note 9)	12,345	7,354	19,201	15,336
Unrealized foreign exchange loss (gain) (note 14)	8,105	(4,746)	2,112	(9,602)
Exploration and evaluation	5,100	2,470	6,930	4,954
Depletion and depreciation	70,581	56,469	142,892	113,113
Unrealized gain on financial derivatives (note 15)	(47,384)	(49,602)	(43,182)	(3,132)
Gain on divestiture of oil and gas properties (note 4)	(175,406)	-	(175,406)	-
Current income tax expense on divestiture	16,664	-	16,664	-
Deferred income tax expense (note 11)	75,593	17,763	93,381	15,953
Financing costs (note 13)	11,794	12,793	22,093	23,355
Change in non-cash working capital (note 14)	(11,594)	(2,206)	(9,713)	186
Asset retirement obligations (note 7)	(377)	(959)	(1,148)	(1,878)
	122,701	146,199	274,062	266,098

Financing activities
Payments of dividends	(54,004)	(51,963)	(109,355)	(104,020)
Increase in bank loan	65,718	17,830	83,860	16,753
Proceeds from issuance of long-term debt (note 6)	-	-	-	145,810
Issuance of common shares (note 8)	6,239	8,849	15,064	28,480
Interest paid	(3,676)	(5,867)	(18,228)	(16,387)
	14,277	(31,151)	(28,659)	70,636

Investing activities
Additions to exploration and evaluation assets (note 3)	(3,963)	(1,988)	(7,694)	(7,444)
Additions to oil and gas properties	(98,932)	(106,465)	(231,119)	(188,023)
Property acquisitions	(10,173)	185	(12,509)	(37,333)
Corporate acquisitions	-	(1,325)	-	(118,671)
Proceeds from divestitures (note 4)	313,834	-	317,402	-
Current income tax expense on divestiture	(16,664)	-	(16,664)	-
Additions to other plant and equipment, net of disposals	(1,623)	(1,100)	(6,667)	(825)
Change in non-cash working capital (note 14)	(9,276)	(6,513)	16,842	17,317
	173,203	(117,206)	59,591	(334,979)
Impact of foreign currency translation on cash balances	(527)	245	(375)	304
Change in cash	309,654	(1,913)	304,619	2,059
Cash, beginning of period	2,812	3,972	7,847	-
Cash, end of period	$312,466	$2,059	$312,466	$2,059

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Financial Statements
As at June 30, 2012, December 31, 2011 and for the three months and six months ended June 30, 2012 and 2011
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	REPORTING ENTITY

Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.	BASIS OF PRESENTATION

The condensed interim unaudited consolidated financial statements (“consolidated financial statements”) have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These consolidated financial statements do not include all the necessary annual disclosures as prescribed by International Financial Reporting Standards and should be read in conjunction with the annual audited consolidated financial statements as of December 31, 2011. The Company’s accounting policies are unchanged compared to December 31, 2011 and the use of estimates and judgments is also consistent with the December 31, 2011 financial statements.

The consolidated financial statements were approved and authorized by the Board of Directors on August 13, 2012.

The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated.

3.	EXPLORATION AND EVALUATION ASSETS

Cost
As at December 31, 2010	$113,082
Capital expenditures	9,104
Corporate acquisition	14,944
Property acquisition	18,013
Exploration and evaluation expense	(10,130)
Transfer to oil and gas properties	(14,398)
Divestitures	(2,058)
Foreign currency translation	1,217
As at December 31, 2011	$129,774
Capital expenditures	7,694
Property acquisition	10,515
Exploration and evaluation expense	(6,930)
Transfer to oil and gas properties	(4,997)
Divestitures	(22,034)
Foreign currency translation	191
As at June 30, 2012	$114,213

4.	OIL AND GAS PROPERTIES

Cost
As at December 31, 2010	$1,819,351
Capital expenditures	364,578
Corporate acquisition	131,635
Property acquisitions	61,137
Transferred from exploration and evaluation assets	14,398
Change in asset retirement obligations	84,879
Divestitures	(10,233)
Foreign currency translation	5,674
As at December 31, 2011	$2,471,419
Capital expenditures	231,119
Property acquisitions	1,994
Transferred from exploration and evaluation assets	4,997
Change in asset retirement obligations	3,378
Divestitures	(133,050)
Foreign currency translation	980
As at June 30, 2012	$2,580,837
Accumulated depletion
As at December 31, 2010	$194,722
Depletion for the period	244,893
Divestitures	(667)
Foreign currency translation	311
As at December 31, 2011	$439,259
Depletion for the period	141,312
Divestitures	(13,089)
Foreign currency translation	127
As at June 30, 2012	$567,609

Carrying value
As at December 31, 2011	$2,032,160
As at June 30, 2012	$2,013,228

On May 22, 2012, Baytex Energy USA Ltd. ("Baytex USA"), an indirect, wholly-owned subsidiary, disposed of its non-operated interests in North Dakota, which consisted of $116.8 million of oil and gas properties and $21.6 million of exploration and evaluation assets, for net cash proceeds of $313.8 million. Gains totaling $175.4 million were recognized in the statements of income and comprehensive income.

5.	BANK LOAN

As at	June 30, 2012	December 31, 2011
Bank loan	$396,207	$311,960

Baytex Energy Ltd. ("Baytex Energy"), a wholly-owned subsidiary of Baytex, has established a $40.0 million extendible operating loan facility with a chartered bank and a $660.0 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constitute a revolving credit facility that is extendible annually for a 1, 2 or 3 year period (subject to a maximum three-year term at any time). On June 12, 2012, the maturity date of the credit facilities was extended by one year to June 14, 2015. The credit facilities contain standard commercial covenants for facilities of this nature and do not require any mandatory principal payments during the three-year term. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy’s assets and are guaranteed by Baytex and certain of its material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. In the event that Baytex Energy does not comply with the covenants under the credit facilities, Baytex’s ability to pay dividends to its shareholders may be restricted.

Financing costs for the six months ended June 30, 2012 include facility amendment fees of $0.8 million ($2.2 million for the six months ended June 30, 2011). The weighted average interest rate on the bank loan for six months ended June 30, 2012 was 3.50% (3.88% for the six months ended June 30, 2011).

6.	LONG-TERM DEBT

As at	June 30, 2012	December 31, 2011
9.15% senior unsecured debentures (Cdn$150,000 – principal)	$147,562	$147,328
6.75% senior unsecured debentures (US$150,000 – principal)	150,800	150,403
	$298,362	$297,731

On July 19, 2012, Baytex issued $300 million of 6.625% Series C senior unsecured debentures due July 19, 2022 at par. The net proceeds from the issuance were advanced to Baytex Energy which used the funds to repay a portion of the amount drawn on its credit facilities.

Also on July 19, 2012, Baytex called its 9.15% Series A senior unsecured debentures due August 26, 2016 ($150 million principal amount) for redemption on August 26, 2012 at 104.575% of the principal amount. The payment of the redemption price will be funded by drawing upon Baytex Energy's credit facilities.

Accretion expense on debentures of $0.2 million has been recorded for the three months ended June 30, 2012 (three months ended June 30, 2011 - $0.1 million) and $0.3 million for the six months ended June 30, 2012 (six months ended June 30, 2011 - $0.3 million).

7.	ASSET RETIREMENT OBLIGATIONS

	June 30, 2012	December 31, 2011
Balance, beginning of period	$260,411	$169,611
Liabilities incurred	3,502	5,834
Liabilities settled	(1,148)	(10,588)
Liabilities acquired	-	5,003
Liabilities divested	(1,457)	(556)
Accretion	3,279	6,185
Change in estimate(1)	1,333	84,879
Foreign currency translation	2	43
Balance, end of period	$265,922	$260,411

 (1) Changes in the status of wells, changes in discount rates and changes in the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

The Company’s asset retirement obligations are based on its net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and the facilities using existing technology and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 52 years. The undiscounted amount of estimated cash flow required to settle the asset retirement obligations using an estimated annual inflation rate of 2.0% at June 30, 2012 is $318.7 million (December 31, 2011 - $315.9 million). The amount of estimated cash flow required to settle the asset retirement obligations using an estimated annual inflation rate of 2.0% and discounted at a risk free rate of 2.5% at June 30, 2012 (December 31, 2011 – 2.5%) is $265.9 million (December 31, 2011 - $260.4 million).

8.	SHAREHOLDERS’ CAPITAL

Shareholders’ Capital

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series.  Baytex establishes the rights and terms of the preferred shares upon issuance. As at June 30, 2012, no preferred shares have been issued by the Company and all common shares issued were fully paid.

	Number of Common Shares (000’s)	Amount
Balance, December 31, 2010	113,712	$1,484,335
Issued on exercise of share rights	2,665	45,048
Transfer from contributed surplus on exercise of share rights	-	77,258
Issued pursuant to dividend reinvestment plan	1,516	73,543
Balance, December 31, 2011	117,893	$1,680,184
Issued on exercise of share rights	794	15,064
Transfer from contributed surplus on exercise of share rights	-	21,428
Transfer from contributed surplus on vesting of share awards	277	14,086
Issued pursuant to dividend reinvestment plan	950	47,473
Balance, June 30, 2012	119,914	$1,778,235

Monthly dividends of $0.22 per common share were declared by the Company during the three and six months ended June 30, 2012 for total dividends declared of $78.9 million and $157.3 million, respectively.

Subsequent to June 30, 2012, the Company announced that a monthly dividend in respect of July 2012 operations of $0.22 per common share totaling $26.3 million will be payable on August 15, 2012 to shareholders of record on July 31, 2012.

9.	EQUITY BASED PLANS

Share Rights Plan

As a result of the conversion of the legal structure of Baytex Energy Trust (the “Trust”) from an income trust to a corporation at year-end 2010, all outstanding rights to acquire trust units of the Trust (“unit rights”) were exchanged for equivalent rights to acquire common shares of Baytex (“share rights”), which are governed by the terms of the Common Share Rights Incentive Plan (the “Share Rights Plan”). As a result of the adoption of the Share Award Incentive Plan (as described below) effective January 1, 2011, no further grants will be made under the Share Rights Plan. The Share Rights Plan will remain in place until such time as all outstanding share rights have been exercised, cancelled or expired.

Baytex recorded compensation expense related to the share rights under the Share Rights Plan of $0.7 million for the three months ended June 30, 2012 (three months ended June 30, 2011 - $4.5 million) and $1.2 million for the six months ended June 30, 2012 (six months ended June 30, 2011 - $9.8 million).

The number of share rights outstanding and exercise prices are detailed below:

	Number of share rights (000’s)	Weighted average exercise price
Balance, December 31, 2010 (1)	5,761	$17.02
Exercised (2)	(2,665)	16.92
Forfeited (1)	(125)	23.05
Balance, December 31, 2011 (1)	2,971	$16.98
Exercised (2)	(794)	19.04
Forfeited (1)	(78)	21.12
Balance, June 30, 2012 (1)	2,099	$16.22

(1)	Weighted average exercise price reflects the grant price less the reduction in exercise price.

(2)	Weighted average exercise price includes rights exercised at both original grant prices and original grant prices reduced for dividends and distributions subsequent to grant date.

The following table summarizes information about the share rights outstanding at June 30, 2012:

Exercise Prices Applying Original Grant Price						Exercise Prices Applying Original Grant Price Reduced for Dividends and Distributions Subsequent to Grant Date
PRICE RANGE	Number Outstanding at June 30, 2012 (000’s)	Weighted Average Grant Price	Weighted Average Remaining Term (years)	Number Exercisable at June 30, 2012 (000’s)	Weighted Average Exercise Price	Number Outstanding at June 30, 2012 (000’s)	Weighted Average Exercise Price	Weighted Average Remaining Term (years)	Number Exercisable at June 30, 2012 (000’s)	Weighted Average Exercise Price
$5.34 to $12.50	5	$12.46	1.7	5	$12.46	949	$9.63	1.0	949	$9.63
$12.51 to $19.50	663	17.97	1.3	663	17.97	221	16.87	1.7	162	17.28
$19.51 to $26.50	495	20.36	0.8	431	20.08	812	21.76	2.4	477	21.71
$26.51 to $33.50	894	27.93	2.4	532	27.90	100	29.02	2.7	48	28.40
$33.51 to $40.50	39	35.71	3.1	11	35.06	16	34.81	3.1	7	34.61
$40.51 to $47.72	3	45.02	3.4	1	45.19	1	43.95	3.5	-	43.95
$5.34 to $47.72	2,099	$23.12	1.7	1,643	$21.85	2,099	$16.22	1.7	1,643	$14.55

Share Award Incentive Plan

The Company has a full-value award plan (the “Share Award Incentive Plan”) pursuant to which restricted awards and performance awards (collectively, “share awards”) may be granted to the directors, officers and employees of the Company and its subsidiaries. The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plan of the Company, including the Share Rights Plan) shall not at any time exceed 10% of the then issued and outstanding common shares.

The Company recorded compensation expense related to the share awards of $11.6 million for the three months ended June 30, 2012 (three months ended June 30, 2011 - $2.9 million) and $18.0 million for the six months ended June 30, 2012 (six months ended June 30, 2011 - $5.6 million).

The fair value of share awards is determined at the date of grant using the closing price of the common shares and, for performance awards, an estimated payout multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate, which has been estimated at 4.6% of outstanding share awards. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. The estimated weighted average fair value for share awards at the measurement date is $56.04 per restricted award and performance award granted during the six months ended June 30, 2012 (six months ended June 30, 2011 - $48.76 per restricted award and performance award).

The number of share awards outstanding is detailed below:

	Number of restricted awards (000’s)	Number of performance awards (000’s)	Number of share awards (000’s)
Balance, December 31, 2010	-	-	-
Granted	389	243	632
Forfeited	(24)	(14)	(38)
Balance, December 31, 2011	365	229	594
Granted	183	147	330
Vested and converted to common shares	(72)	(99)	(171)
Forfeited	(33)	(21)	(54)
Balance, June 30, 2012	443	256	699

10.	NET INCOME PER SHARE

Baytex calculates basic income per share based on the net income attributable to shareholders and a weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share rights were exercised and share awards were converted. The treasury stock method is used to determine the dilutive effect of share rights and share awards whereby any proceeds from the exercise of share rights and the conversion of share awards or other dilutive instruments and the amount of compensation expense, if any, attributed to future services not yet recognized are assumed to be used to purchase common shares at the average market price during the periods.

	Three Months Ended June 30, 2012			Three Months Ended June 30, 2011
	Net income	Common shares (000’s)	Net income per share	Net income	Common shares (000’s)	Net income per share
Net income - basic	$157,280	119,387	$1.32	$106,863	115,596	$0.92
Dilutive effect of share rights	-	1,152		-	2,740
Dilutive effect of share awards	-	452		-	145
Net income - diluted	$157,280	120,991	$1.30	$106,863	118,481	$0.90

For the three months ended June 30, 2012, and 2011, no share rights were anti-dilutive.

	Six Months Ended June 30, 2012			Six Months Ended June 30, 2011
	Net income	Common shares (000’s)	Net income per share	Net income	Common shares (000’s)	Net income per share
Net income - basic	$200,238	118,975	$1.68	$107,813	115,006	$0.94
Dilutive effect of share rights	-	1,325		-	2,987
Dilutive effect of share awards	-	539		-	123
Net income - diluted	$200,238	120,839	$1.66	$107,813	118,116	$0.91

For the six months ended June 30, 2012, and 2011, no share rights were anti-dilutive.

11.	INCOME TAXES

The provision for (recovery of) income taxes has been computed as follows:
	Six Months Ended June 30
	2012	2011
Net income before income taxes	$310,283	$123,748
Expected income taxes at the statutory rate of 25.45% (2011 – 26.97%) (1)	78,967	33,375
Increase (decrease) in income taxes resulting from:
Non-taxable portion of foreign exchange loss (gain)	88	(1,191)
Share-based compensation	4,886	4,137
Effect of change in income tax rates	(243)	(6,749)
Effect of rate adjustments for foreign jurisdictions	22,573	(1,672)
Effect of change in opening tax pool balances	-	(10,395)
Other	3,774	(1,570)
Income tax expense	$110,045	$15,935

(1)	The change in statutory rate is related to a legislated reduction in the Canadian federal corporate income tax rate and changes in the provincial apportionment of income.

12.	REVENUES

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Petroleum and natural gas revenues	$284,632	$335,811	$625,787	$625,603
Royalty charges	(46,020)	(51,159)	(99,014)	(99,961)
Royalty income	(384)	1,088	1,816	1,611
Revenues, net of royalties	$238,228	$285,740	$528,589	$527,253

13.	FINANCING COSTS

Baytex incurred financing costs on its outstanding liabilities as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Bank loan and other	$3,144	$3,086	$5,684	$6,807
Long-term debt	6,168	6,008	12,281	10,704
Accretion on asset retirement obligations	1,652	1,516	3,279	3,000
Debt financing costs	830	2,183	849	2,844
Financing costs	$11,794	$12,793	$22,093	$23,355

14.	SUPPLEMENTAL INFORMATION

Change in Non-Cash Working Capital Items

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Trade and other receivables	$(9,407)	$(12,484)	$16,954	$(39,951)
Crude oil inventory	(169)	-	161	1,802
Trade and other payables	(12,447)	4,590	(10,432)	56,208
Foreign exchange	1,153	(825)	446	(556)
	$(20,870)	$(8,719)	$7,129	$17,503
Changes in non-cash working capital related to:
Operating activities	$(11,594)	$(2,206)	$(9,713)	$186
Investing activities	(9,276)	(6,513)	16,842	17,317
	$(20,870)	$(8,719)	$7,129	$17,503

Foreign Exchange

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Unrealized foreign exchange loss (gain)	$8,105	$(4,746)	$2,112	$(9,602)
Realized foreign exchange (gain) loss	(1,225)	740	(100)	1,666
Foreign exchange loss (gain)	$6,880	$(4,006)	$2,012	$(7,936)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial assets and liabilities are comprised of cash, trade and other receivables, trade and other payables, dividends payable to shareholders, bank loan, financial derivatives and long-term debt.

Categories of Financial Instruments

The estimated fair values of the financial instruments have been determined based on the Company’s assessment of available market information. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments, other than bank loan and long-term debt, are equal to their carrying amounts due to the short-term maturity of these instruments. The fair value of the bank loan approximates its carrying value as it is at a market rate of interest. The fair value of the long-term debt is based on the trading value of the debentures.

Fair Value of Financial Instruments

Baytex classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The carrying value and fair value of the Company’s financial instruments carried on the condensed consolidated statements of financial position are classified into the following categories:

As at	June 30, 2012		December 31, 2011
	Carrying Value	Fair Value	Carrying Value	Fair Value	Fair Value Measurement Hierarchy
Financial Assets
FVTPL(1)
Cash	$312,466	$312,466	$7,847	$7,847	Level 1
Derivatives	34,285	34,285	11,059	11,059	Level 2
Total FVTPL(1)	$346,751	$346,751	$18,906	$18,906
Loans and receivables
Trade and other receivables	$189,997	$189,997	$206,951	$206,951	-
Total loans and receivables	$189,997	$189,997	$206,951	$206,951
Financial Liabilities
FVTPL(1)
Derivatives	$(21,448)	$(21,448)	$(39,990)	$(39,990)	Level 2
Total FVTPL(1)	$(21,448)	$(21,448)	$(39,990)	$(39,990)

Other financial liabilities
Trade and other payables	$(215,666)	$(215,666)	$(225,831)	$(225,831)	-
Dividends payable to shareholders	(26,381)	(26,381)	(25,936)	(25,936)	-
Bank loan	(396,207)	(396,207)	(311,960)	(311,960)	-
Long-term debt	(298,362)	(315,290)	(297,731)	(314,201)	-
Total other financial liabilities	$(936,616)	$(953,544)	$(861,458)	$(877,928)

(1)	FVTPL means fair value through profit or loss.

There were no transfers between Level 1 and 2 in the period.

Financial Risk

Baytex is exposed to a variety of financial risks, including market risk, liquidity risk and credit risk. The Company monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Company does not enter into derivative contracts for speculative purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices. Market risk is comprised of foreign currency risk, interest rate risk and commodity price risk.

Foreign Currency Risk

Baytex is exposed to fluctuations in foreign currency as a result of the U.S. dollar portion of its bank loan, its Series B senior unsecured debentures, crude oil sales based on U.S. dollar indices and commodity contracts that are settled in U.S. dollars. The Company’s net income and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

To manage the impact of currency exchange rate fluctuations, the Company may enter into agreements to fix the Canada – U.S. exchange rate.

At June 30, 2012, the Company had in place the following currency derivative contracts:

Type	Period	Amount per month	Sales Price	Reference
Monthly forward spot sale	January 2011 to August 2012	US$ 1.00 million	1.0565	(1)
Monthly forward spot sale	January 2011 to September 2012	US$ 1.50 million	1.0553	(1)
Monthly forward spot sale	November 2011 to October 2013	US$ 1.00 million	1.0433	(1)
Monthly average rate forward	Calendar 2012	US$ 1.25 million	1.0209	(2)
Monthly spot collar	Calendar 2012	US$ 0.75 million	0.9524 – 1.0503	(1)
Monthly spot collar	Calendar 2012	US$ 0.25 million	1.0200 – 1.0700	(1)
Monthly average collar	Calendar 2012	US$ 0.25 million	0.9700 – 1.0310	(1)
Monthly average collar	Calendar 2012	US$ 0.50 million	0.9750 – 1.0305	(1)
Monthly average collar	Calendar 2012	US$ 0.50 million	0.9900 – 1.0805	(2)
Monthly average collar	Calendar 2012	US$ 0.75 million	1.0225 – 1.0425	(1)
Monthly average collar	Calendar 2012	US$ 0.25 million	1.0295 – 1.0545	(1)
Monthly forward spot sale	Calendar 2013	US$ 4.50 million	1.0007	(2)
Monthly average rate forward	Calendar 2013	US$ 0.25 million	1.0023	(1)
Monthly average collar	Calendar 2013	US$ 0.25 million	0.9700 – 1.0310	(1)
Monthly spot collar	Calendar 2012	US$ 1.00 million	0.9800 – 1.0722	(1)
Monthly spot collar	Calendar 2012	US$ 1.00 million	0.9900 – 1.0720	(1)
Monthly spot collar	Calendar 2012	US$ 0.50 million	0.9900 – 1.0785	(1)
Monthly forward spot sale	April 2012 to December 2012	US$ 3.00 million	0.9963	(1)
Monthly spot collar	June 2012 to December 2012	US$ 1.00 million	0.9800 – 1.0720	(1)
Monthly average collar	June 2012 to December 2013	US$ 1.00 million	1.0000 – 1.0725	(1)
Monthly average collar	June 2012 to December 2013	US$ 1.00 million	1.0100 – 1.0720	(1)
Monthly average collar	June 2012 to December 2013	US$ 1.00 million	1.0200 – 1.0575	(1)
Monthly average collar	June 2012 to December 2013	US$ 1.00 million	1.0200 – 1.0655	(1)
Monthly average collar	June 2012 to December 2013	US$ 1.00 million	1.0250 – 1.0702	(1)
Monthly average collar	June 2012 to December 2013	US$ 2.00 million	1.0300 – 1.0650	(1)
Monthly forward spot sale	July 2012 to December 2012	US$ 2.50 million	1.0173	(2)

(1) Actual contract rate (CAD/USD).
(2) Based on the weighted average contract rates (CAD/USD).

The following table demonstrates the effect of exchange rate movements on net income due to changes in the fair value of risk management contracts in place at June 30, 2012 as well as the unrealized gain or loss on revaluation of outstanding U.S. dollar denominated debt. The sensitivity is based on a $0.01 increase and decrease in the CAD/USD foreign exchange rate and excludes the impact on revenue proceeds.

Sensitivity of Foreign Exchange Exposure:	$0.01 Increase in CAD/USD Exchange rate	$0.01 Decrease in CAD/USD Exchange Rate
Loss (gain) on currency derivative contracts	$2,353	$(2,415)
Loss (gain) on other monetary assets/liabilities	(575)	575
Net income decrease (increase)	$1,778	$(1,840)

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011
U.S. dollar denominated	US$461,292	US$107,138	US$403,952	US$402,979

Interest Rate Risk

The Company’s interest rate risk arises from Baytex Energy’s floating rate bank credit facilities. As at June 30, 2012, $396.2 million of the Company’s total debt is subject to movements in floating interest rates. A change of 100 basis points in interest rates would impact net income before taxes for the six months ended June 30, 2012 by approximately $1.4 million. Baytex uses a combination of short-term and long-term debt to finance operations. The bank loan is typically at floating rates of interest and long-term debt is typically at fixed rates of interest.

As at June 30, 2012, Baytex had the following interest rate swap financial derivative contracts:

Type	Period	Notional Principal Amount	Fixed interest rate	Floating rate index
Swap – pay fixed, receive floating	September 27, 2011 to September 27, 2014	US$90.0 million	4.06%	3-month LIBOR
Swap – pay fixed, receive floating	September 25, 2012 to September 25, 2014	US$90.0 million	4.39%	3-month LIBOR

When assessing the potential impact of forward interest rate changes on financial derivative contracts outstanding as at June 30, 2012, an increase of 100 basis points would increase the unrealized gain at June 30, 2012 by $3.7 million, while a decrease of 100 basis points would decrease the unrealized gain at June 30, 2012 by $2.0 million.

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of Baytex. Under the Company’s risk management policy, financial derivatives are not to be used for speculative purposes.

When assessing the potential impact of oil price changes on the financial derivative contracts outstanding as at June 30, 2012, a 10% increase in oil prices would decrease the unrealized gain at June 30, 2012 by $18.1 million, while a 10% decrease would increase the unrealized gain at June 30, 2012 by $17.5 million.

When assessing the potential impact of natural gas price changes on the financial derivative contracts outstanding as at June 30, 2012, a 10% increase in natural gas prices would decrease the unrealized gain at June 30, 2012 by $0.8 million, while a 10% decrease would increase the unrealized gain at June 30, 2012 by $0.8 million.

Financial Derivative Contracts

At June 30, 2012, Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Time spread	January to December 2012	500 bbl/d	Dec 2014 plus US$3.25	WTI
Time spread	January to December 2012	500 bbl/d	Dec 2014 plus US$0.65	WTI
Price collar	March to December 2012	200 bbl/d	US$97.00 – US$117.60	WTI
Price collar	March to December 2012	300 bbl/d	US$97.00 – US$116.60	WTI
Fixed – Sell	July to September 2012	300 bbl/d	US$107.38	WTI
Fixed – Sell	July to December 2012	10,950 bbl/d	US$97.82	WTI
Price collar	Calendar 2012	400 bbl/d	US$98.00 – US$104.52	WTI
Price collar	Calendar 2012	300 bbl/d	US$100.00 – US$104.90	WTI
Price collar	Calendar 2012	200 bbl/d	US$97.50 – US$104.25	WTI
Price collar	Calendar 2012	300 bbl/d	US$100.00 – US$105.92	WTI
Fixed – Buy	Calendar 2012	200 bbl/d	US$102.50	WTI
Fixed – Buy	January to June 2013	250 bbl/d	US$102.07	WTI
Fixed – Buy	July to December 2013	350 bbl/d	US$101.70	WTI
Fixed – Buy	Calendar 2014	380 bbl/d	US$101.06	WTI

(1)	Based on the weighted average price/unit for the remainder of the contract.

Natural Gas	Period	Volume	Price/Unit(1)	Index
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.328	AECO
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.390	AECO
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.370	AECO
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.450	AECO
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.430	AECO
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.410	AECO
Basis swap	Calendar 2012	1,500 mmBtu/d	NYMEX less US$0.490	AECO
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.515	AECO
Basis swap	Calendar 2012	2,000 mmBtu/d	NYMEX less US$0.520	AECO
Basis swap	Calendar 2012	2,500 mmBtu/d	NYMEX less US$0.530	AECO
Sold call	Calendar 2012	6,000 mmBtu/d	US$5.25	NYMEX
Fixed – Sell	July to December 2012	13,000 mmBtu/d	US$4.04	NYMEX

(1)	Based on the weighted average price/unit for the remainder of the contract.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the condensed consolidated statements of income and comprehensive income:

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Realized (gain) loss on financial derivatives	$(10,480)	$8,377	$(3,340)	$6,790
Unrealized gain on financial derivatives	(47,384)	(49,602)	(43,182)	(3,132)
(Gain) loss on financial derivatives	$(57,864)	$(41,225)	$(46,522)	$3,658

Subsequent to June 30, 2012, Baytex added the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Fixed – Sell	August to December 2012 (2)	1,000 bbl/d	US$ 92.52	WTI
Fixed – Sell	Calendar 2013	1,500 bbl/d	US$ 96.00	WTI
Fixed – Sell	Calendar 2013(2)	1,000 bbl/d	US$ 98.00	WTI
Fixed – Sell	Calendar 2013(2)	1,000 bbl/d	US$ 96.10	WTI

(1)	Based on the weighted average price/unit for the remainder of the contract.
(2)	Counterparty has the option to increase the volumes on the contract to 2,000 bbl/d.

Physical Delivery Contracts

At June 30, 2012, the following physical delivery contracts were entered into and continue to be held for the purpose of delivery of non-financial items in accordance with the Company’s expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.

Heavy Oil	Period	Volume	Weighted Average Price/Unit(1)
WCS Blend	October 2011 to December 2014	2,000 bbl/d	WTI x 81.00%
WCS Blend	July to September 2012	500 bbl/d	WTI less US$15.00
WCS Blend	October to December 2012	500 bbl/d	WTI less US$18.00
WCS Blend	Calendar 2012	4,000 bbl/d	WTI less US$18.13
WCS Blend	January to June 2013	1,250 bbl/d	WTI x 80.00%
WCS Blend	January to June 2013	4,250 bbl/d	WTI less US$18.18
WCS Blend	July to December 2013	2,750 bbl/d	WTI x 80.00%
WCS Blend	July to December 2013	2,750 bbl/d	WTI less US$21.00
WCS Blend	April to December 2012	2,600 bbl/d	WTI less US$18.00
WCS Blend	June 2012 to March 2013	2,600 bbl/d	WTI less US$18.00
WCS Blend	June to December 2012	1,000 bbl/d	WTI less US$18.15
WCS Blend	January 2013 to June 2014	3,000 bbl/d	WTI less US$18.00

(1)	Based on the weighted average price/unit for the remainder of the contract.

Condensate (diluent)	Period	Volume	Price/Unit
Fixed – Buy	April 2012 to March 2013	640 bbl/d	WTI plus US$6.70
Fixed – Buy	April 2012 to December 2012	120 bbl/d	WTI plus US$5.61
Fixed – Buy	June 2012 to March 2013	120 bbl/d	WTI plus US$8.00
Fixed – Buy	January 2013 to December 2013	160 bbl/d	WTI plus US$3.00

Liquidity Risk

Liquidity risk is the risk that Baytex will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional common shares. As at June 30, 2012, Baytex had available unused bank credit facilities in the amount of $303.0 million.

The timing of cash outflows (excluding interest) relating to financial liabilities is outlined in the table below:

	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Trade and other payables	$215,666	$215,666	$-	$-	$-
Dividends payable to shareholders	26,381	26,381	-	-	-
Bank loan (1)	396,207	-	396,207	-	-
Long-term debt (2)	302,865	-	-	150,000	152,865
	$941,119	$242,047	$396,207	$150,000	$152,865

(1)
The bank loan is a covenant-based revolving loan that is extendible annually, for a one, two or three year period (subject to a maximum three-year term at any time). Unless extended, the revolving period will end on June 14, 2015 with all amounts to be re-paid on such date.

(2)	Principal amount of instruments.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default resulting in Baytex incurring a loss. Most of the Company’s trade and other receivables relate to petroleum and natural gas sales and are exposed to typical industry credit risks. Baytex reviews its exposure to individual entities on a regular basis and manages its credit risk by entering into sales contracts with only creditworthy entities. Letters of credit and/or parental guarantees may be obtained prior to the commencement of business with certain counterparties. Credit risk may also arise from financial derivative instruments. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company considers that all financial assets that are not impaired or past due for each of the reporting dates under review are of good credit quality. None of the Company’s financial assets are secured by collateral.

Should Baytex determine that the ultimate collection of a receivable is in doubt based on the processes for managing credit risk, the carrying amount of accounts receivable is reduced through the use of an allowance for doubtful accounts and the amount of the loss is recognized in net income. If the Company subsequently determines that an account is uncollectible, the account is written-off with a corresponding change to allowance for doubtful accounts.

16.	CONSOLIDATING FINANCIAL INFORMATION – BASE SHELF PROSPECTUS

On August 4, 2011, Baytex filed a Short Form Base Shelf Prospectus with the securities regulatory authorities in each of the provinces of Canada (other than Québec) and a Registration Statement with the United States Securities and Exchange Commission (collectively, the "Shelf Prospectus").  The Shelf Prospectus allows Baytex to offer and issue common shares, subscription receipts, warrants, options and debt securities by way of one or more prospectus supplements at any time during the 25-month period that the Shelf Prospectus remains in place.  The securities may be issued from time to time, at the discretion of Baytex, with an aggregate offering amount not to exceed $500 million (Canadian).

On July 22, 2012, Baytex issued $300 million in 10 year Series C senior unsecured debentures at par bearing a coupon rate of 6.625%.  The offering was made by way of a prospectus supplement dated July 10, 2012 to Baytex’s Short Form Base Prospectus dated August 4, 2011.

Any debt securities issued by Baytex pursuant to the Shelf Prospectus will be guaranteed by all of its direct and indirect wholly-owned material subsidiaries (the "Guarantor Subsidiaries"). The guarantees of the Guarantor

Subsidiaries are full and unconditional and joint and several. These guarantees may in turn be guaranteed by Baytex. Other than investments in its subsidiaries, Baytex has no independent assets or operations.

Pursuant to the credit agreement governing Baytex Energy's credit facilities, Baytex Energy and its subsidiaries are prohibited from paying dividends to their shareholders that would have, or would reasonably be expected to have, a material adverse effect or would adversely affect or impair the ability or capacity of Baytex Energy to pay or fulfill any of its obligations under the credit agreement. In addition, Baytex Energy may not permit any of its subsidiaries to pay any dividends during the continuance of a default or event of default under the credit agreement.

The following tables present condensed interim unaudited consolidating financial information as at June 30, 2012, and December 31, 2011 and for the three months and six months ended June 30, 2012 and 2011 for: 1) Baytex, on a stand-alone basis, 2) Guarantor subsidiaries, on a stand-alone basis, 3) non-guarantor subsidiaries, on a stand-alone basis and 4) Baytex, on a consolidated basis.

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
As at June 30, 2012
Current assets	$-	$536,897	$161	$-	$537,058
Intercompany advances and investments	1,693,808	(465,524)	77,294	(1,305,578)	-
Non-current assets	2,435	2,193,509	-	-	2,195,944
Current liabilities	34,955	215,483	108	-	250,546
Bank loan and long-term debt	298,362	396,207	-	-	694,569
Asset retirement obligation and other non-current liabilities	$-	$454,882	$-	$-	$454,882

As at December 31, 2011
Current assets	$351	$225,850	$374	$-	$226,575
Intercompany advances and investments	1,753,047	(515,492)	72,787	(1,310,342)	-
Non-current assets	2,435	2,232,800	-	-	2,235,235
Current liabilities	34,502	242,303	167	-	276,972
Bank loan and long-term debt	297,731	311,960	-	-	609,691
Asset retirement obligation and other non-current liabilities	$-	$368,413	$-	$-	$368,413

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the six months ended June 30, 2012
Revenues, net of royalties	$11,708	$529,215	$8,324	$(20,658)	$528,589
Production, operation and exploration	-	122,184	-	-	122,184
Transportation and blending	-	109,527	-	-	109,527
General, administrative and share-based compensation	626	41,400	126	(626)	41,526
Financing, derivatives, foreign exchange and other gains/losses	12,533	(190,327)	3	(20,032)	(197,823)
Depletion and depreciation	-	142,892	-	-	142,892
Income tax expense	-	110,045	-	-	110,045
Net income (loss)	$(1,451)	$193,494	$8,195	$-	$200,238

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the three months ended June 30, 2012
Revenues, net of royalties	$5,875	$238,479	$4,418	$(10,544)	$238,228
Production, operation and exploration	-	61,434	-	-	61,434
Transportation and blending	-	47,790	-	-	47,790
General, administrative and unit-based compensation	251	23,454	28	(251)	23,482
Financing, derivatives, foreign exchange and other gains/losses	9,155	(213,458)	-	(10,293)	(214,596)
Depletion and depreciation	-	70,581	-	-	70,581
Income tax expense	-	92,257	-	-	92,257
Net income (loss)	$(3,531)	$156,421	$4,390	$-	$157,280

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the six months ended June 30, 2011
Revenues, net of royalties	$10,181	$527,253	$3,733	$(13,914)	$527,253
Production, operation and exploration	-	104,482	-	-	104,482
Transportation and blending	-	131,678	-	-	131,678
General, administrative and share-based compensation	769	35,020	116	(750)	35,155
Financing, derivatives, foreign exchange and other gains/losses	7,373	24,906	(38)	(13,164)	19,077
Depletion and depreciation	-	113,113	-	-	113,113
Income tax expense	64	15,871	-	-	15,935
Net income (loss)	$1,975	$102,183	$3,655	$-	$107,813

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the three months ended June 30, 2011
Revenues, net of royalties	$5,749	$285,740	$1,917	$(7,667)	$285,740
Production, operation and exploration	-	53,540	-	-	53,540
Transportation and blending	-	67,518	-	-	67,518
General, administrative and unit-based compensation	374	15,991	53	(375)	16,043
Financing, derivatives, foreign exchange and other gains/losses	2,677	(27,823)	-	(7,292)	(32,438)
Depletion and depreciation	-	56,469	-	-	56,469
Income tax expense	64	17,681	-	-	17,745
Net income (loss)	$2,634	$102,364	$1,865	$-	$106,863

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the six months ended June 30, 2012
Cash provided by (used in):
Operating activities	$11,396	$251,897	$10,769	$-	$274,062

Payment of dividends	(109,355)	-	-	-	(109,355)
Increase in bank loan	-	83,860	-	-	83,860
Increase (decrease) in intercompany loans	94,753	(21,108)	(73,645)	-	-
Increase in investments		(73,645)		73,645	-
Increase in equity	15,064	-	73,645	(73,645)	15,064
Interest paid	(11,858)	4,399	(10,769)	-	(18,228)
Financing activities	(11,396)	(6,494)	(10,769)	-	(28,659)
Additions to exploration and evaluation assets	-	(7,694)	-	-	(7,694)
Additions to oil and gas properties	-	(231,119)	-	-	(231,119)
Property acquisitions	-	(12,509)	-	-	(12,509)
Proceeds from divestitures	-	317,402	-	-	317,402
Current income tax expense on divestiture	-	(16,664)	-	-	(16,664)
Additions to other plant and equipment, net of disposals	-	(6,667)	-	-	(6,667)
Change in non-cash working capital	-	16,842	-	-	16,842
Investing activities	-	59,591	-	-	59,591

Impact of foreign currency translation on cash balances	$-	$(375)	$-	$-	$(375)

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the six months ended June 30, 2011
Cash provided by (used in):
Operating activities	$9,240	$253,471	$3,387	$-	$266,098

Payment of dividends	(104,020)	-	-	-	(104,020)
Increase in bank loan	-	16,753	-	-	16,753
Increase (decrease) in intercompany loans	(72,647)	109,030	(36,383)	-	-
Increase in investments	145,810	-	-	-	145,810
Proceeds from issuance of long-term debt		(32,996)		32,996	-
Increase in equity	28,480	-	32,996	(32,996)	28,480
Interest paid	(6,863)	(9,524)	-	-	(16,387)
Financing activities	(9,240)	83,263	(3,387)	-	70,636

Additions to exploration and evaluation assets	-	(7,444)	-	-	(7,444)
Additions to oil and gas properties	-	(188,023)	-	-	(188,023)
Property acquisitions	-	(37,333)	-	-	(37,333)
Corporate acquisitions	-	(118,671)	-	-	(118,671)
Additions to other plant and equipment, net of disposals	-	(825)	-	-	(825)
Change in non-cash working capital	-	17,317	-	-	17,317
Investing activities	-	(334,979)	-	-	(334,979)

Impact of foreign currency translation on cash balances	$-	$304	$-	$-	$304